Amedisys, Inc.

5959 S. Sherwood Forest Blvd.

Baton Rouge, LA 70816

November 10, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Ms. Tia Jenkins, Senior Assistant Chief Accountant

100 F Street, Northeast

Mail Stop 3561, Room 3520

Washington D.C. 20549-0303

Re:	Amedisys, Inc.
Form 10-K for the Fiscal Year ended December 31, 2007
Filed February 27, 2008
File No. 000-24260

Dear Ms. Jenkins:

Set forth below is the response of Amedisys, Inc., a Delaware corporation (also referenced herein as “we,” “us,” “Amedisys” or the “Company”) to the comment raised by the Commission regarding the above-referenced filing as provided in your letter to the Company dated October 23, 2008. For ease of reference, we have included below the Commission’s original comment verbatim, and have added our responses immediately following such comment.

10-K

Financial Statements

Notes to Financial Statements

1.	We note you relied on the use of an independent valuation firm to assist you both in the determination of the fair value of acquired assets and liabilities (F-14) and in the performance of your annual impairment review (F-11). Please confirm in future filings that you will name the expert(s) who assisted you and file the consent(s) of the expert(s) as an exhibit. Alternatively, you may elect to revise your disclosures in future filings to eliminate all references to the use of experts and/or independent valuations.

Amedisys Response:

We hereby confirm that in all future filings with the Commission, we will either (i) name any expert(s) who assists us and file the consent(s) of any such expert(s) as an exhibit to the filing or (ii) eliminate all references in the filing to the use by us of any experts and/or independent valuations.

* * * *

In connection with responding to the Commission’s comment, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comment as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We are at your disposal to clarify or expand on any part of our response. Please feel free to contact me by telephone at (225) 292-2036 or by e-mail at dredman@amedisys.com

Sincerely,

/s/ Dale E. Redman
Dale E. Redman
Chief Financial Officer
Amedisys, Inc.

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